Exhibit 1.02

Flowserve Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products.

Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“Conflict Minerals”). These requirements apply to all registrants that have Conflict Minerals that are essential to the functionality or production of their products whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

1.	Company Overview

This report has been prepared by management of Flowserve Corporation (herein referred to as “the Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated under U.S. generally accepted accounting principles.

Flowserve is a world-leading manufacturer and aftermarket service provider of comprehensive flow control systems. We develop and manufacture precision-engineered flow control equipment integral to the movement, control and protection of the flow of materials in our customers’ critical processes. Our product portfolio of pumps, valves, seals, automation and aftermarket services supports global infrastructure industries, including oil and gas, chemical, power generation and water management, as well as general industries markets where our products and services add value. Our principal products are sold through three business segments:

•	Engineered Product Division (“EPD”) for long lead-time, custom and other highly-engineered pumps and pump systems, mechanical seals, auxiliary systems and replacement parts and related services.

•	IPD for engineered and pre-configured industrial pumps and pump systems and related products and services; and

•	FCD for engineered and industrial valves, control valves, actuators and controls and related services.

Supply chain

We rely on suppliers for various components and parts that contain Conflict Minerals that are utilized in the assembly of our products. Due to the size of our Company, the complexity of our products, and our location in the supply chain being several steps downstream from miners and smelters, we must rely on our direct suppliers to provide information on the origin of the Conflict Minerals contained in the components and parts supplied to us – including sources of Conflict Minerals that are supplied to them from their suppliers. Further, many of our suppliers are not SEC registrants subject to the reporting requirements of the Rule and as a result, have immature Conflict Minerals programs. As a result of this complexity, we conducted a survey of the suppliers that focused not only on those who represented the majority of our expenditures in 2013, but also focused on suppliers where the nature of the component, or the location of the supplier, indicated that those components were likely to contain Conflict Minerals.

2.	Reasonable Country of Origin Inquiry:

Flowserve undertook the following measures to perform a country of origin inquiry on its Conflict Minerals:

•	Utilized a risk based approach to identify business segments which contracted to manufacture products reasonably believed to contain one or more Conflict Minerals and identified the relevant suppliers of the Conflict Minerals for these products;

•	sent surveys (using the CFSI Conflict Minerals Reporting Template developed as a result of the Electronic Industry Citizenship Coalition(EICC)/Global e-Sustainability Initiative (GeSI)) to approximately 5,600 suppliers, requesting confirmation of the presence of Conflict Minerals in the materials or components they supplied to Flowserve, and information regarding the origin of those minerals;

•	reviewed the responses received for indicators (e.g., untimely or incomplete responses as well as inconsistencies within the data reported in the template) that Conflict Minerals may be sourced from the Covered Countries and attempted to further engage these suppliers to perform additional due diligence, as needed;

•	continued to follow up with unresponsive suppliers to request compliance with requests for information and documentation.

As a result of the reasonable country of origin inquiry, we are unable to determine the origin of the Conflict Minerals in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we performed additional due diligence and are required under the Rule to submit to the SEC this Conflict Minerals Report (CMR).

Conflict Minerals Policy:

Flowserve culture is centered on ethics, integrity and trust. Our values drive how we treat each other, our customers, suppliers, partners and even our competitors. By combining uncompromising character, transparent business behavior, mutual respect, and world-class products and services, we seek to build an enduring culture that creates satisfied customers, engaged employees and sustainable, profitable growth. As a result, our ethical business culture supports global efforts to assist in the eradication of Human Rights abuses in the Democratic Republic of Congo (DRC) and adjoining countries, where the mining of certain minerals has partially financed the long standing conflict in this region.

Flowserve supports the objectives and intent of this Conflict Minerals legislation. Additionally, we are committed to working toward a conflict free supply chain by implementing a management program integrated with our policies and processes to align our worldwide suppliers with this policy. Our Conflict Minerals program will be addressed in our Supplier Code of Business Conduct, our Terms and Conditions with suppliers, and our Purchase Order requirements.

For additional information about our commitment to responsible sourcing and for our full Conflict Minerals policy, please visit our website at http://www.flowserve.com/About-Flowserve/Corporate-Information/Conflict-Minerals-Policy

3.	Due Diligence Process

3.1. Design of Due Diligence Framework

Our due diligence measures have been designed to conform, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second edition, 2013) (OECD Guidance) and the related Supplements for tin, tantalum, and tungsten.

3.2.	Due Diligence Performed

3.2.1. Establish Strong Company Management Systems

As described above, Flowserve has adopted a company policy which is posted on our website. Additionally, as part of our management system for Conflict Minerals, Flowserve has established a cross functional internal task force. This team is led by a project manager dedicated to implementing the Conflict Minerals management systems and communicating them throughout the organization. The team is comprised of subject matter experts from relevant function areas such as supply chain, legal and business integrity and compliance. Senior management and the Board of Directors are briefed about our management systems and due diligence efforts on a regular basis.

3.2.2. Identify and Asses Risks in Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described above in the Reasonable Country of Origin section. Further, as discussed above, we conducted a survey of all of our suppliers, identified and performed additional diligence on suppliers that supply products that may contain Conflict Minerals and continued to contact unresponsive suppliers up to a specified date.

3.2.3. Design and Implement a Strategy to Respond to Risks

With respect to those products we manufacture or cause to be manufactured, Flowserve seeks to implement the following steps to mitigate the risk that necessary Conflict Minerals benefit armed groups:

•	Seek where practicable alternative suppliers that responsibly source necessary Conflict Minerals, which may include sources within the DRC that do not benefit armed groups;

•	Engage with our suppliers to encourage their sourcing from conflict-free sources and identify and action suppliers that do not.

•	When smelters are identified through our Tier 1 suppliers survey, request from our supplier they solicit participation in a program to obtain a “conflict free” designation from the smelters they utilize;

•	Attempt to negotiate clauses in future supplier contracts requiring suppliers to adhere to rules and regulations relating to the use of Conflict Minerals

•	Provide progress reports to our senior management and Board of Directors.

3.2.4. Carry out Independent Third Party Audit of Supply Chain Due Diligence

Flowserve does not have a direct relationship with smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain of Conflict Minerals. However, we do rely upon industry efforts to influence smelters and refineries to get audited and certified through CFSI’s program.

3.2.5. Report on Supply Chain Due Diligence

In addition to this report, see our website at http://www.flowserve.com/About-Flowserve/Corporate-Information/Conflict-Minerals-Policy for our full Conflict Minerals policy.

4.	Due Diligence Results

Survey Responses

Responses included the names of 875 entities listed by our suppliers as smelters or refiners. Approximately 8% of these entities were identified as certified Conflict-Free using the CFSI Reporting Template Revision 2.03a. We compared the names of smelters or refiners to the CFSI list of smelters and where a supplier indicated that the facility was certified as Conflict-Free, we ensured that the name was listed by CFSI.

171 suppliers provided information at a part number level. However 150 of these suppliers were unable to identify specifically the smelters whose Conflict Minerals went into parts supplied to Flowserve.

The large majority of the responses provided data at a company or divisional level or, as described above, and were unable to specify the smelters or refiners used for components supplied to Flowserve. With the exception of the supplier[s] described above, we are therefore unable to determine whether any of the Conflict Minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain. Additionally, many of these suppliers are distributors of products. This group will take much more effort to provide a clear line of sight for conflict mineral identification.

Efforts to determine mine or location of origin

Through our participation in CFSI, the OECD implementation programs, and requesting our suppliers to complete the template, we have determined that seeking information from our suppliers and their diligence with their sub-suppliers about Conflict Minerals smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the Conflict Minerals in our supply chain.

Smelters or Refiners

Most of our suppliers were unable to represent to us that Conflict Minerals from the entities they listed had actually been included in components they supplied to Flowserve.

We have therefore elected not to present the smelter and refiner names in this report. The table below summarizes the total smelters or refiners provided by our supply chain at this point of our due diligence:

	Smelters	Au	Ta	Sn	W
Listed	253	101	26	89	37
Certified Conflict Free	72	38	21	10	3
Not listed	622	180	21	328	93
Total	875	281	47	417	130

% CF	8%	14%	45%	2%	2%

Smelter list referenced above is CFSI list (Revision 2.03a dated July 25th 2013)

The products that we manufacture that are subject to the reporting obligations of Rule 13p-1 are “DRC conflict undeterminable”, because we have been unable to determine the origin of the Conflict Minerals they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.

5.	Due Diligence Improvement Steps

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Continue requesting and implementing a Conflict Minerals flow-down clause in new or renewed supplier long term agreements.

b.	Directly engage with suppliers and direct them to training resources to increase the response rate and improve the content of the supplier survey responses.

c.	Engage suppliers found to be supplying us with Conflict Minerals from sources that support conflict in the DRC or any adjoining country and seek to establish an alternative source of Conflict Minerals that does not support such conflict.

d.	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.